Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  (860) 364-1830

NYSE MKT:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – June 2, 2015

Tanzanian Royalty Exploration Corporation Annual General Stockholders’ Meeting - A  "Significant Success"

During the Tanzanian Royalty Exploration Corporation Annual General Meeting, held on the 28th of May 2015 at the St. Andrew's Club & Conference Centre in Toronto, Ontario, Peter Zizhou, General Manager of the Company's in-production Buckreef Gold Mine project, offered attendees a 2-hour presentation that covered the following milestones in detail:

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Initial pilot mine development, targeting 5 major oxide mineralized zones on the Buckreef South Prospect, with a pit design that covers a deposit strike length of 300m.

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Establishment of a Run-of-Mine holding pad; chemical holding and storage facilities; helipad and 2 water supply sources for plant operations.

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Construction of 4 fully-furnished and functional heap leaching pads; a cyanide-irrigation solution holding pond (ILS); a pregnant solution holding pond (PLS); a cyanide-discharge solution pond (BLS); and an "emergency solution" holding pond (OFS).

•

Truck-stacking of 1st lift oxide material on 3 of 4 heap leach pads; and the successful commencement of cyanide irrigation and leaching on 2 of 4 heap leach pads, to generate a gold-bearing solution (pregnant leachant) gravity-drained into the PLS pond.

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Construction of a 6-tonne capacity Carbon-in-Column (CIC) gold adsorption plant, now at 90% operating functionality, and currently processing the gold-bearing pregnant solution generated daily from two fully-operational heap leach pads (1st lift).

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Construction of a preliminary, 1-tonne capacity, gold electrowinning/recovery circuit now at 100% operating functionality, successfully tested and confirmed to recover gold-doré from loaded carbon granules originating within the CIC plant.

The thrust of Peter's detailed presentation was to inform and update shareholders that the pilot oxide resource mining enterprise had successfully commenced; the Company's core business plan was progressing rapidly, deploying minimal financial resources on a go-forward basis.

Mr. Zizhou explained that material for processing was being acquired "using the most minimal equipment, and essentially involved free-digging for the most part, with very little blasting."

It was also demonstrated how the Company's updated business model was relying heavily on proven, and highly economical, heap leaching technology to produce gold doré at a cost basis believed to be highly competitive, even in the current bear market that the industry was experiencing.

The audio-visual presentation included reference to Glamis Gold (now a part of the Goldcorp group), a firm that grew its business more than ten-fold using essentially the same production model currently deployed by Tanzanian Royalty.

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["Heap leaching has often provided the route for a small Company to grow into a large Company. A good example is Glamis Gold Corporation, which went from total assets of $12 million in 1984 to $112 million in 2001, based largely on its low grade heap leach projects at Picacho and Randsburg, California." (Daniel Kappes, HEAP LEACH DESIGN AND PRACTICE)]

Mr. Zizhou illustrated, to the shareholders' satisfaction, that cyanide heap leaching of the oxide material is practical and effective within specific, set parameters -- such as increasing permeability and percolation within the clayey- rich oxide resource.

Mr. Zizhou emphasized that daily sampling of the leachate solution is showing the expected progressive increase in recovered gold grades -- as clearly demonstrated by visual charts from the daily assay results. (Analytical work is being conducted by SGS, a commercial laboratory in nearby Mwanza City.)

Additional points from Mr. Zizhou's presentation:

* the Company was successfully collecting, storing and processing the gold-rich ("pregnant") solution using a simple carbon-in-column process plant;

* results to date proved that the Company had both the equipment and ability to recover the adsorbed gold from the loaded carbon, via a fully-functional electrowinning circuit. (As part of the testing, a limited sample of the partially gold loaded-carbon from the head of 2 -- of the 6 -- columns was successfully electrowinned onto wirewool, which itself was subsequently acid-digested to recover a test quantity of gold doré; doré is the substance in the gold production cycle that is smelted into gold bullion.)

Mr. Zizhou concluded his portion of the meeting by presenting a detailed go-forward production schedule for Buckreef, and underscoring again the cost savings that could be obtained due to the fact that both main and satellite deposits were located within a very short, 5km radius of the CIC plant. He also indicated the next major undertaking for the firm -- the so-called "Buckreef mega-pit" -- was of such significant potential that he was recommending a commercial mining contractor be engaged by late 2015 to commence pre-production.

"We are producing gold right now, this moment, even while I am giving this presentation," Peter added, "I cannot put it any clearer than that. All else being equal, we should have our first 'commercial' pour by end-June 2015."

Before inviting questions from shareholders, Jim Sinclair, TRX President and CEO, shared with attendees his vision of how additional short-term or "bridge" capital might be obtained, if needed, without the need to call on commercial lenders. The proceeds from the present, ongoing, oxide mining and processing might be used to further capitalize the entire operation, he suggested, such that the need for new loans of any kind would be minimized.

Joseph Kahama, TRX Chairman and COO (Tanzania), commented: “The well-attended annual general stockholder's meeting was, I believe, a significant success. The meeting lasted more than 4 hours. The comprehensive and highly interactive Q&A session with attendees confirms that the shareholders’ positive response to the pilot mine production and heap leaching program is, and continues to be, fully justified.”

Jim Sinclair, TRX President and CEO, added: “This is yet another critical step on our Company’s path to commercial production and viability. Not only have we demonstrated that heap leaching represents a provable gold recovery option at Buckreef, but even as I speak these words the plant continues to operate successfully -- as more pregnant leachate solution is filling the holding ponds and is subsequently pumped through the six adsorbing carbon columns. All goals were accomplished, all milestones achieved. Now we go onto commercial production. I intend running material from Tempo, Bingwa and Buckreef South through the present plant to maximize efficiency and minimize costs. I further intend to mine them as fast as I can, with no intention of stretching oxide-resource mine-life. My first goal is maximum revenue.  My second goal is rewarding shareholders who have stayed with us through the hard times by letting them participate fully in the good times to come.”

The meeting may be viewed on the Company’s website at www.tanzanianroyalty.com within the next few days.

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Analysis

Solvent extraction assay with flame AAS finish was conducted by SGS Laboratories in Mwanza. Internal laboratory Replicates were inserted in the sample stream randomly. The replicates have a correlation coefficient of 94%. No standards from SGS were inserted in the sample stream. For the Au-in-carbon content, the loaded carbon samples were first ashed then dissolved in an aqua solution then analyzed by Aqua Regia Digest (ARS) with AAS finish. Internal laboratory Replicates were inserted in the sample stream randomly. The duplicates have a correlation coefficient of 94%. No standards from SGS were inserted in the sample stream. The figures used in this press release are as received from the laboratory.

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Peter Zizhou, Acting General Manager, Exploration and Administration. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000), is a registered scientist with SACNASP (Reg. No. 400028/08) and has reviewed and approved the contents of this news release.

Respectfully submitted,

James Sinclair

CEO

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.